EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2018 Financial Results and Provides Third Quarter 2018 Guidance

Company Meets Q2 2018 Revenue, Gross Margin Guidance, Exceeds EPS Guidance

Provides Q3 2018 Guidance Revenue to be around Flat Sequentially, Gross Margin to be around 22.5%, IFRS Loss per ADS to be around 1.0 Cent and non-IFRS Earnings per ADS to be around 1.5 Cents

  Q2 revenue increased 11.4% QoQ to $181.4M, came in at the mid-point of the Company’s guidance
  Product sales: large driver ICs, 33.4% of revenue, up 2.2% QoQ; small and medium-sized driver ICs, 49.2% of revenue, up 24.5% QoQ; non-driver products, 17.4% of revenue, down 1.1% QoQ
  Q2 IFRS gross margin was 23%, up 50 bps sequentially due to improved product mix
  Q2 IFRS profit was $2.0M, or 1.2 cents per diluted ADS, up from loss of $2.8M, or 1.6 cents per diluted ADS in Q1 2018
  Expect 2H18 WLO shipment to increase significantly over 1H18
  Company is in partnership with leading smartphone names to enable their 3D sensing by providing optics, projector or total solution, depending on their needs and in-house capabilities; projects cover all types of 3D sensing technologies including structured light, ASC and ToF
  Company remains positive on its long term business outlook

TAINAN, Taiwan, Aug. 09, 2018 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the second quarter ended June 30, 2018.

“The Company’s second quarter 2018 revenues and gross margin met our guidance while IFRS earnings per diluted ADS exceeded guidance. The anticipated sequential growth in revenue was mainly driven by accelerating TDDI shipment in the smartphone sector and further growth in the automotive sector in the small and medium-sized display driver business. Furthermore, our WLO business in the non-driver IC business rebounded as anticipated. Shipment volume increased and WLO capacity utilization improved subsequently,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Looking into the third quarter, we expect our large display driver IC business will grow sequentially benefiting from Chinese panel customers’ capacity expansion and the ramping of new fabs. Our small and medium-sized business is likely to decline as our growth in the automotive segment will be offset by the significant decline of smartphone sales. The soft smartphone sales was caused by our limited TDDI shipment due to the constraint of industry pervasive capacity shortage issue and the traditional discrete driver IC is being replaced quickly by TDDI and AMOLED. To capture the TDDI opportunity, we have been working very hard to source and qualify additional foundry capacity. We expect the addition of new foundry capacity for TDDI will start mass production toward early fourth quarter and will substantially grow our TDDI revenue starting from Q4 2018.”

“For the non-driver areas, we expect the WLO shipment for the second half of 2018 will increase significantly versus the first half. As to our 3D sensing business, we are in partnership with several leading smartphone names to enable their 3D sensing by providing optics, projector or total solution, depending on customer’s needs and their in-house capabilities. The projects we are involved in cover all three types of 3D sensing technologies, namely structured light, active stereo camera (ASC), and to a lesser extent, time-of-flight (ToF). 3D sensing for Android smartphone market is still at a nascent stage with very limited adoption in 2018.  We expect the market adoption will pick up starting 2019. With our comprehensive technology coverage, proven manufacturing expertise, new solutions roadmap and alliances with leading AP platform providers, we believe we are best positioned to be the partner of choice for Android smartphone makers in their 3D sensing projects,” said Mr. Jordan Wu.

Second Quarter 2018 Financial Results

The second quarter revenues of $181.4 million represented an increase of 11.4% sequentially and an increase of 19.5% year-over-year. Gross margin was 23.0%, up 0.5% sequentially.  IFRS earnings per diluted ADS were 1.2 cents, better than the guidance range of 0.0 to 1.0 cent per diluted ADS.

Revenue from large display drivers was $60.6 million, up 2.2% sequentially, and up 16.3% year-over-year, driven by increasing 4K TV penetration and Chinese panel customers’ ramping of new LCD fabs. Large panel driver ICs accounted for 33.4% of the company’s total revenues for the second quarter, compared to 36.4% in the first quarter of 2018 and 34.4% a year ago.

Revenue for small and medium-sized display drivers came in at $89.3 million, up 24.5% sequentially and up 27.5% year-over-year. The driver ICs for small and medium-sized applications accounted for 49.2% of total sales for the second quarter, as compared to 44.0% in the first quarter of 2018 and 46.1% a year ago. Sales into smartphones were up 54.3% sequentially and up 42.5% year-over-year. The growth was driven by accelerating TDDI shipments and the anticipated smartphone makers’ inventory replenishment for new product launches.

Driver IC revenue for automotive applications recorded another historical quarter, up 15% sequentially and more than 35% year-over-year. The quarterly revenue reached $28.7 million, accounting for more than 19% of our driver IC revenue. Himax is happy with the strong momentum in this space.

Revenues from non-driver businesses were $31.5 million, down 1.1% sequentially but up 6.4% versus last year. Non-driver products accounted for 17.4% of total revenues, as compared to 19.6% in the first quarter of 2018 and 19.5% a year ago. The sequential decline was mainly due to reduced NRE income. The year-over-year increase was driven mainly by WLO shipment. The Company expects WLO shipment to continue to rebound strongly in the second half.

IFRS gross margin for the second quarter was 23.0%, up 50 basis points from 22.5% in the first quarter of 2018 but down 80 basis points from the same period last year. The sequential increase was due mainly to improved product mix.

IFRS operating expenses were $41.3 million in the second quarter of 2018, up 3.6% from the preceding quarter and up 11.3% from a year ago. The year-over-year increase was primarily the result of rising R&D expenses in the areas of 3D sensing, WLO, TDDI, and high-end TV, as well as annual merit increase.

IFRS operating margin for the second quarter of 2018 was 0.3%, up from -0.6% in the same period last year and up from -2.0% in the prior quarter. The sequential and the year-over-year increase was both a result of revenue increase but offset by increased operating expenses.

Second quarter non-IFRS operating income was $0.8 million, or 0.5% of sales, up from -0.3% for the same period last year and up from -1.8% a quarter ago.

IFRS profit for the second quarter was $2.0 million, or 1.2 cents per diluted ADS, compared to IFRS loss of $2.8 million, or 1.6 cents per diluted ADS, in the previous quarter and IFRS loss of $0.7 million, or 0.4 cents per diluted ADS, a year ago. The sequential increase was a result of higher sales and better gross margin.

Second quarter non-IFRS profit was $2.3 million, or 1.3 cents per diluted ADS, compared to a loss of $2.6 million, or 1.5 cents per diluted ADS last quarter and a loss of $0.3 million, or 0.2 cents per diluted ADS the same period last year.

Balance Sheet and Cash Flow

Himax had $126.7 million of cash, cash equivalents and other financial assets as of the end of June 2018, compared to $185.9 million at the same time last year and $151.9 million a quarter ago. The cash position dropped $25.2 million due primarily to (1) capex of $17.7 million, (2) cash outflow of $2.8 million from operations, and (3) Emza investment of $3.5 million. On top of the above cash position, restricted cash was $147.0 million at the end of the quarter, as compared to $147.0 million in the preceding quarter and $107.2 million a year ago. The restricted cash is mainly used to guarantee the Company’s short-term borrowings for the same amount.

Himax’s inventories as of June 30, 2018 were $142.1 million, down from $148.0 million a quarter ago and down from $147.7 million at the same time last year. Account receivables at the end of June 2018 were $176.3 million as compared to $164.5 million a year ago and $166.6 million last quarter. DSO was 93 days at the end of June 2018, as compared to 97 days a year ago and 92 days at end of the last quarter.

Net cash outflow from operating activities for the second quarter was $2.8 million as compared to an outflow of $1.2 million for the same period last year and an inflow of $2.3 million last quarter.

Capital expenditures were $17.7 million in the second quarter of 2018 versus $11.7 million a year ago and $18.6 million last quarter. The second quarter capex consisted mainly of ongoing payments for the new building’s construction, WLO capacity expansion and installation of active alignment equipment to support the Company’s 3D sensing business. Other capex, primarily for design tools and R&D related equipment for the Company’s traditional IC design business, is around $2.5 million during the quarter.

Share Buyback Update

As of June 30, 2018, Himax had 172.1 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.5 million.

Fiscal Year 2017 Dividend Declaration

During the second quarter, the Company declared an annual cash dividend of 10 cents per ADS, totaling $17.2 million, which has been paid out on July 31. The Company’s dividend is determined primarily by the prior year’s profitability. Himax’s decision to pay out 61.7% of last year’s net profit demonstrated its continued support for the shareholder base and strong confidence in the near term outlook for the Company’s newly increased capex and the overall long-term growth prospects.

2018 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Ophelia Lin, internal IR Deputy Director, Mr. Ken Liu, internal IR, and Mr. Greg Falesnik, Himax’s US-based IR, will maintain corporate access for shareholders and attend future investor conferences. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Q3 2018 Outlook

Comparing to the second quarter revenues, Himax expects single digit growth for large driver ICs; mid single digit decline for small and medium-sized driver IC and around 15% growth for its non-driver IC business.

Display Driver IC Market
LDDIC
Large display driver IC business recorded low-single-digit growth in the second quarter due mainly to the Company’s Chinese panel customers’ ongoing capacity expansion, a more favorable product mix driven by the market’s 4K TV demands and shipment to a new panel customer who recently started ramping up their first fab. Looking into the third quarter, while the Chinese domestic market is relatively slow for reasons such as weak currency, the western markets, especially in the US, remain robust. Himax sees a single digit growth for the third quarter as the Company continues to benefit from Chinese panel customers’ capacity expansion and ramping of new fabs. However, foundry capacity shortage remains an issue. While Himax is making good progress in adding new capacity into its pool, the ultimate ramping schedule will depend on how fast its panel customers can go through their customer qualification, something all the Company’s major customers are working very hard on.

Looking into the future, with the 2020 Tokyo Olympics approaching and more Gen 10.5 fabs coming online to enable very large screen 8K TVs, many TV manufacturers are rushing to introduce consumer-grade super high end products with 8K resolution. Capitalizing on the Company’s 4K TV success, Himax is strongly positioned for this emerging market opportunity.

SMDDIC
The trend for full-screen, 18:9 display is already fully in place for smartphone with phone makers now aggressively adopting such screens for their 2018 and 2019 models even for mid-end and entry-level products. Himax’s comprehensive TDDI product portfolio positions it well to support this trend. Himax is pleased that both its FHD+ and HD+ TDDI ICs enjoyed significant growth during Q2, with revenue and shipment volume both more than tripled during the quarter, despite being able to fulfill just a fraction of orders amid the severe foundry capacity shortage. Capped by the very limited capacity, its Q3 TDDI shipment will likely see some 10% decline from that of the second quarter. TDDI’s foundry capacity shortage is even more challenging than that of the large display driver IC. To capture the TDDI opportunity, the Company has been working very hard to source and qualify additional foundry capacity. The Company is on track to complete the porting of its existing products into another foundry vendor and start mass production toward early fourth quarter. Himax expects the addition of the new foundry capacity will substantially grow its TDDI revenue starting from Q4 with further growth expected throughout 2019. In parallel, to further widen its reach, the Company is working on new designs based on additional foundry partners’ processes which, however, will only be ready next year. The Company expects TDDI penetration will reach 40% in 2019 which represents an enormous growth opportunity for Himax. TDDI has more than double the ASP of the traditional driver IC with better margins. It will change Himax’s product mix for smartphone display driver IC and make a very significant contribution to its growth going forward. Looking into the third quarter, sales for smartphones are likely to decline around 40% sequentially as the TDDI shipment is constrained by capacity shortage and the traditional discrete driver IC is being quickly replaced by TDDI and AMOLED.

In automotive segment, the Company continued to have new projects going into mass production which were design-wins of the prior years. During the second quarter, sales into automotive sector already accounted for more than 19% of its total driver IC sales and close to 16% of its total revenues. On top of the world’s first TDDI projects for automotives during the first quarter, Himax’s team further successfully added AMOLED design-wins during the second quarter. The Company has achieved a distant number one market share position thanks to its superior product quality, service and stable delivery. Q3 revenue in this segment is set to grow around 20% sequentially.

For third quarter small and medium-sized driver IC business, the company expects revenue to decline mid single digit sequentially.

Non-Driver Product Categories
The non-driver IC business segment has been the Company’s most exciting growth area and a differentiator for Himax in the past few years.

3D Sensing Solutions
Since the Company announced 3D sensing as one of Himax’s long term growth initiatives in 2017, 3D sensing, led by Apple’s iPhone X, is gradually becoming a new industry trend as major Android smartphone makers beginning to integrate it into flagship models, although most of such projects are still in development stage. Leading Android smartphone makers are exploring various 3D sensing technologies, namely structured light, active stereo camera (ASC) and, to a lesser extent, time-of-flight (ToF), trying to strike a good balance of cost, specifications and application. More software players are entering the ecosystem to develop 3D sensing applications beyond the existing applications, namely facial recognition, online payment and camera performance enhancement. Being a leading player in the 3D sensing space, Himax is in partnership with several leading smartphone names to enable their 3D sensing by providing optics, projector or total solution, depending on the customer’s needs and their in-house capabilities. The projects Himax is involved in cover all the three types of 3D sensing technologies mentioned above. These efforts will facilitate a broader adoption of 3D sensing on Android smartphone starting 2019. The Company’s goal is to ensure that the smartphones backed by Himax 3D sensing technology will deliver the industry’s highest standard in all of 3D depth accuracy, indoor/outdoor sensitivity, power consumption, size, data security and eye safety.

SLiM™, Himax’s structured light 3D sensing hardware total solution which the Company jointly announced with Qualcomm in last August, targets premium smartphone market. The Qualcomm/Himax solution brings together Qualcomm’s industry leading 3D algorithm with Himax’s cutting-edge design and manufacturing capabilities in optics, NIR sensors, and ASIC, as well as the Company’s unique know-how in 3D sensing system integration. It is by far the highest quality 3D sensing total solution available for the Android market right now. At present, Himax is working with customers who are targeting to bring new 3D sensing applications to smartphone, on top of facial unlock and online payment. The Company is now targeting the end of the year or early 2019 for shipment to the customers for their product launch in first half 2019, although the actual shipment date will ultimately be dictated by end customers. Another noteworthy update is that its SLiM™ total solution can work on Qualcomm’s high end mobile platforms now, as opposed to being limited to only the premium Snapdragon platform when Himax first launched the technology, thereby lowering the total cost barrier of 3D sensing.

The Company’s ASC 3D sensing solution, targeting mass market smartphone models, achieved a significant milestone during the second quarter. While structured light 3D sensing offers outstanding depth precision for its complex projector design, ASC 3D sensing can also enable facial recognition with a simpler projector. While it is somehow constrained by its limited depth precision, it is a lower cost alternative for face authentication and enjoys better software readiness since it is building on the existing dual camera ecosystem. Himax is working with top tier smartphone makers and leading platform partners concurrently on multiple projects. Early shipment is targeted to begin toward the end of the year with major ramp in 2019, although the actual shipment date will ultimately be dictated by end customers. The Company expects more design-wins in the coming months. It appears that ASC 3D sensing, with its cost advantage and the existing dual camera ecosystem, has a better chance of accelerating 3D sensing adoption for facial recognition on Android smartphone market during 2019.

WLO
As anticipated, the shipment volume to the Company’s WLO customer for the second quarter was a lot higher versus that of the first quarter and its WLO capacity utilization improved subsequently. Himax expects the shipment for the second half to increase significantly versus that of the first half. The overall 2018 shipment will increase considerably year-over-year. Meanwhile, the Company is encouraged by the progress of its new R&D projects with the said customer for their next generation products centering around its exceptional design know-how and mass production expertise in WLO technology. Himax is very excited about the significant growth opportunities of these projects.

While 3D sensing is the top priority of the Company’s WLO business at present, Himax also has engineering collaboration with select world-class technology leaders to develop wave-guide for AR glasses and micro displays using its advanced WLO technology. Himax expects to kick off new R&D projects during the third quarter.

CAPEX
The Company announced the increase of the Phase I capital expenditure budget, which is on top of its regular capex for the IC design business, from $80 million to $105 million in early 2018. The majority of the Phase I investment is going to land and building, new equipment for the WLO anchor customer, and an initial capacity of 2 million units per month for 3D sensing. Of the $105 million budget, $33 million has been paid out in 2017, followed by $17.5 million made in the first quarter 2018 and another $15.2 million in the second quarter. The payment for the remaining $39.3 million is to be made throughout the rest of 2018. With the anticipation of broader 3D sensing adoption in 2019, Himax expects to further expand production capacity towards the end of the second half. Kick-off timing and amount of the Phase II investment is still being evaluated, depending on the customers’ projected volume and timetable.

As the Company mentioned in the previous earnings calls, the capex budget will be funded through its internal resources and banking facilities. Himax has more than sufficient banking facilities with favorable cost for such capex budget and will start to draw down some of them in Q3 2018.

CMOS Image Sensor
Himax has been working with an industry leading fingerprint solution provider to develop an under-display optical fingerprint product in the last two years, targeting smartphones using OLED displays. Himax provides a customized low-power image sensor in the solution. The Company is pleased to announce that the solution has entered into mass production with a major Android smartphone OEM for their new flagship model with shipment expected in the coming months. The CMOS image sensor used in the solution will have a notably higher ASP than the Company’s traditional display driver IC products.

On other CMOS image sensor business update, Himax continues to make great progress with its two machine vision sensor product lines, namely, near infrared (“NIR”) sensor and Always-on-Sensor (“AoSTM”). NIR sensor is a critical part for both of our structured light and ASC 3D sensing solutions. The Company expects significant growth in its CMOS image sensor business as 3D sensing shipment gets started. On the AoSTM product line, the acquisition of Emza enables Himax to be uniquely positioned to provide ultra-low power imaging sensing solutions, leveraging Himax’s industry leading super low power CIS design and Emza’s unique AI-based computer vision algorithm. Himax is pleased with the status of engagement with leading players in areas such as connected home, smart building and security, all of which new frontiers for Himax.

For traditional human vision segments, the Company sees strong demands in laptop and increasing shipment for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others.

LCOS
Himax’s main focus areas are AR goggle devices and head-up-displays (HUD) for automotives. While AR will take a few years to fully realize its market potential, the Company has seen many companies, be the top name multinationals or new start-ups, invest heavily to develop the ecosystem -- applications, software, operating system, system electronics, and optics. Himax is slated to kick off another AR goggle project with tailor-made micro display for a tier-1 tech name during the third quarter. In addition, the Company continues to make great progress in developing high-end holographic head-up display for automotives. Timing for such revenue contribution would be 2019 the earliest.

For non-driver IC business, the Company expects revenue to increase around 15% sequentially in the third quarter driven by WLO shipment.

Third Quarter 2018 Guidance
The Company is providing the following financial guidance for the third quarter of 2018:

Net Revenue:	To be around flat sequentially
Gross Margin:	To be around 22.5%, depending on final product mix
IFRS EPS:	To be around -1.0 cent per diluted ADS
Non-IFRS EPS(1):	To be around 1.5 cents per diluted ADS
(1) Non-IFRS EPS excludes share-based compensation and acquisition-related charges

As the Company has done in the past, its third quarter IFRS earnings per diluted ADS guidance has taken into account its expected 2018 grant of restricted share units, or RSUs, to the team at the end of September. The 2018 RSUs, subject to its Board approval, is now assumed to be around $4.5 million, almost all of which, or 2.1 cents per diluted ADS, will be vested and expensed immediately on September 30th, the grant date. In comparison, the 2017 RSUs totaled $6.5 million, out of which $6.1 million was vested immediately. The grant of RSUs would lead to higher third quarter IFRS operating expenses compared to the other quarters of the year.

The Company’s bottom line has been substantially affected by the drastic increase of R&D expenses since some two years ago when Himax decided to enter into a number of new areas, something the Company brought up to the market’s attention repeatedly before. However, the Company believes its operation will start to be out of the trough starting from the third quarter, initially driven by the anticipated ramping of the new foundry for the TDDI product line and, thereafter, shipment of 3D sensing products in next year. 3D sensing, in particular, will represent a paradigm shift in the Company’s business when it starts to achieve a broader market adoption.

HIMAX TECHNOLOGIES SECOND QUARTER 2018 EARNINGS CONFERENCE CALL

DATE:	Thursday, August 9, 2018
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	7399640
WEBCAST:	https://edge.media-server.com/m6/p/hzg3keuv

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EDT on August 16, 2018 (11:30 p.m. Taiwan time, August 16, 2018) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406  (International). The conference ID number is 7399640. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through August 8, 2019.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel and the US. Himax has 2,997 patents granted and 442 patents pending approval worldwide as of June 30, 2018. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2017 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
 www.himax.com.tw

Ken Liu, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22513
Fax: +886-2-2314-0877
Email: ken_liu@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Greg Falesnik, Managing Director
MZ North America
Tel: +1-212-301-7130
Email: greg.falesnik@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2018	2017	2018

Revenues	$181,365	$151,730	$162,851

Costs and expenses:
Cost of revenues	139,571	115,556	126,254
Research and development	30,444	27,923	30,040
General and administrative	5,632	4,521	4,906
Sales and marketing	5,218	4,647	4,895
Total costs and expenses	180,865	152,647	166,095

Operating income (loss)	500	(917)	(3,244)

Non operating income (loss):
Interest income	672	619	549
Changes in fair value of financial assets at fair value through profit or loss	(25)	37	1
Share of losses of associates	(1,099)	(697)	(844)
Foreign currency exchange gains (losses), net	242	(23)	(258)
Finance costs	(265)	(190)	(252)
Other income (loss), net	1,677	(41)	4
	1,202	(295)	(800)
Profit (loss) before income taxes	1,702	(1,212)	(4,044)
Income tax expense (benefit)	306	(179)	(728)
Profit (loss) for the period	1,396	(1,033)	(3,316)
Loss attributable to noncontrolling interests	650	353	487
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$2,046	$(680)	$(2,829)

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.012	$(0.004)	$(0.016)
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.012	$(0.004)	$(0.016)

Basic Weighted Average Outstanding ADS	172,499	172,399	172,499
Diluted Weighted Average Outstanding ADS	172,539	172,462	172,536

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Six Months Ended June 30,
	2018	2017

Revenues	$344,216	$306,940

Costs and expenses:
Cost of revenues	265,825	234,865
Research and development	60,484	53,256
General and administrative	10,538	9,122
Sales and marketing	10,113	9,016
Total costs and expenses	346,960	306,259

Operating income (loss)	(2,744)	681

Non operating income (loss):
Interest income	1,221	1,162
Changes in fair value of financial assets at fair value through profit or loss	(24)	107
Share of losses of associates	(1,943)	(831)
Foreign currency exchange losses, net	(16)	(1,149)
Finance costs	(517)	(404)
Other income, net	1,681	7
	402	(1,108)
Loss before income taxes	(2,342)	(427)
Income tax benefit	(422)	(57)
Loss for the period	(1,920)	(370)
Loss attributable to noncontrolling interests	1,137	906
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$(783)	$536

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.005)	$0.003
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.005)	$0.003

Basic Weighted Average Outstanding ADS	172,499	172,399
Diluted Weighted Average Outstanding ADS	172,538	172,444

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended June 30,		Three Months Ended March 31,
	2018	2017	2018
Share-based compensation
Cost of revenues	$12	$25	$12
Research and development	58	139	57
General and administrative	9	37	9
Sales and marketing	14	30	13
Income tax benefit	(13)	(38)	(12)
Total	$80	$193	$79

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$246	$246	$246
Income tax benefit	(71)	(98)	(71)
Total	$175	$148	$175

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Six Months Ended June 30,
	2018	2017
Share-based compensation
Cost of revenues	$24	$50
Research and development	115	278
General and administrative	18	75
Sales and marketing	27	58
Income tax benefit	(25)	(74)
Total	$159	$387

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$492	$492
Income tax benefit	(142)	(197)
Total	$350	$295

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	June 30, 2018	March 31, 2018	June 30, 2017
Assets
Current assets:
Cash and cash equivalents	$114,480	$139,806	$177,206
Financial assets at amortized cost	12,154	11,753	5,306
Financial assets at fair value through profit or loss	66	361	3,357
Accounts receivable, net	176,286	166,603	164,516
Inventories	142,077	147,962	147,680
Income taxes receivable	45	45	41
Restricted deposit	147,000	147,000	107,201
Other receivable from related parties	2,803	3,515	4,150
Other current assets	18,743	19,609	12,288
Total current assets	613,654	636,654	621,745
Financial assets at fair value through profit or loss	1,574	1,600	10,562
Financial assets at fair value through other comprehensive income	802	1,522	1,680
Equity method investments	9,964	9,905	4,055
Property, plant and equipment, net	106,041	95,953	53,852
Deferred tax assets	7,834	8,199	7,882
Goodwill	28,138	28,138	28,138
Other intangible assets, net	13,525	3,027	3,340
Restricted deposit	460	481	460
Other non-current assets	3,660	8,579	4,684
	171,998	157,404	114,653
Total assets	$785,652	$794,058	$736,398
Liabilities and Equity
Current liabilities:
Short-term borrowings	$147,000	$147,000	$107,000
Financial liability at amortized cost	5,003	4,920	-
Accounts payable	128,862	134,970	113,670
Income taxes payable	1,872	4,920	8,304
Other payable to related party	2,200	1,900	-
Other current liabilities	58,113	44,701	72,335
Total current liabilities	343,050	338,411	301,309
Financial liability at amortized cost	-	-	4,678
Net defined benefit liabilities	1,125	1,178	1,113
Deferred tax liabilities	2,795	106	1,368
Other non-current liabilities	2,888	3,672	1,436
	6,808	4,956	8,595
Total liabilities	349,858	343,367	309,904
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	106,644	104,533	103,913
Treasury shares	(8,878)	(8,878)	(9,020)
Accumulated other comprehensive income	(1,497)	(322)	(1,025)
Retained earnings	235,410	250,574	226,065
Equity attributable to owners of Himax Technologies, Inc.	438,689	452,917	426,943
Noncontrolling interests	(2,895)	(2,226)	(449)
Total equity	435,794	450,691	426,494
Total liabilities and equity	$785,652	$794,058	$736,398

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2018	2017	2018

Cash flows from operating activities:
Profit (loss) for the period	$1,396	$(1,033)	$(3,316)
Adjustments for:
Depreciation and amortization	5,180	3,471	5,098
Bad debt expense	190	-	-
Share-based compensation expenses	93	232	91
Gain on re-measurement of the pre-existing relationships in a business combination	(1,662)	-	-
Changes in fair value of financial assets at fair value through profit or loss	25	(37)	(1)
Interest income	(672)	(619)	(549)
Finance costs	265	190	252
Income tax expense (benefit)	306	(179)	(728)
Share of losses of associates	1,099	697	844
Inventories write downs	3,567	2,487	2,954
Foreign currency exchange losses (gains) of financial assets	340	-	(222)
	10,127	5,209	4,423
Changes in:
Accounts receivable	(9,872)	4,621	22,171
Inventories	2,318	(1,907)	(15,716)
Other receivable from related parties	(8)	-	(15)
Other current assets	1,205	1,611	(1,672)
Accounts payable	(6,108)	(2,271)	(4,963)
Accounts payable to related party	-	(1,098)	-
Other payable to related party	300	-	(300)
Net defined benefit liabilities	(53)	(2)	26
Other current liabilities	1,318	100	(1,629)
Other non-current liabilities	167	(509)	(7)
Cash generated from operating activities	(606)	5,754	2,318
Interest received	1,014	1,110	166
Interest paid	(182)	(113)	(170)
Income tax paid	(3,032)	(7,986)	(37)
Net cash provided by (used in) operating activities	(2,806)	(1,235)	2,277

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(17,745)	(11,701)	(18,550)
Acquisitions of intangible assets	(109)	(218)	(94)
Acquisitions of financial assets at amortized cost	(1,135)	(303)	(1,897)
Proceeds from disposals of financial assets at amortized cost	303	298	754
Acquisitions of financial assets at fair value through profit or loss	(7,445)	(15,676)	(4,330)
Proceeds from disposals of financial assets at fair value through profit or loss	7,693	16,199	26,506
Acquisition of business	-	-	(700)
Acquisition of a subsidiary, net of cash used	(3,301)	-	-
Acquisition of equity method investments	-	(2,230)	-
Decrease (increase) in refundable deposits	6	284	(1)
Releases (pledges) of restricted deposit	21	(115)	(11)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2018	2017	2018
Cash paid for loan made to related parties	$(530)	$-	$(250)
Cash received from loan made to related party	-	1,500	-
Income tax paid for disposal of financial assets at fair value through profit or loss	-	-	(2,187)
Net cash used in investing activities	(22,242)	(11,962)	(760)

Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiary	-	-	11
Acquisitions of noncontrolling interests	-	(1)	-
Proceeds from short-term borrowings	27,000	27,000	-
Repayments of short-term borrowings	(27,000)	(27,000)	-
Net cash provided by (used in) financing activities	-	(1)	11
Effect of foreign currency exchange rate changes on cash and cash equivalents	(278)	59	255
Net increase (decrease) in cash and cash equivalents	(25,326)	(13,139)	1,783
Cash and cash equivalents at beginning of period	139,806	190,345	138,023
Cash and cash equivalents at end of period	$114,480	$177,206	$139,806

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2018	2017

Cash flows from operating activities:
Loss for the period	$(1,920)	$(370)
Adjustments for:
Depreciation and amortization	10,278	6,910
Bad debt expense	190	-
Share-based compensation expenses	184	461
Gain on disposals of property, plant and equipment	-	(28)
Gain on re-measurement of the pre-existing relationships in a business combination	(1,662)	-
Changes in fair value of financial assets at fair value through profit or loss	24	(107)
Interest income	(1,221)	(1,162)
Finance costs	517	404
Income tax benefit	(422)	(57)
Share of losses of associates	1,943	831
Inventories write downs	6,521	5,534
Foreign currency exchange losses of financial assets	118	-
	14,550	12,416
Changes in:
Accounts receivable	12,299	28,094
Inventories	(13,398)	(3,466)
Other receivable from related parties	(23)	-
Other current assets	(467)	733
Accounts payable	(11,071)	(28,599)
Accounts payable to related party	-	(576)
Net defined benefit liabilities	(27)	39
Other current liabilities	(311)	2,727
Other non-current liabilities	160	(14)
Cash generated from operating activities	1,712	11,354
Interest received	1,180	1,160
Interest paid	(352)	(250)
Income tax paid	(3,069)	(8,039)
Net cash provided by (used in) operating activities	(529)	4,225

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(36,295)	(13,699)
Proceeds from disposals of property, plant and equipment	-	28
Acquisitions of intangible assets	(203)	(229)
Acquisitions of financial assets at amortized cost	(3,032)	(757)
Proceeds from disposals of financial assets at amortized cost	1,057	744
Acquisitions of financial assets at fair value through profit or loss	(11,775)	(20,323)
Proceeds from disposals of financial assets at fair value through profit or loss	34,199	22,273
Acquisition of business	(700)	-
Acquisition of a subsidiary, net of cash used	(3,301)	-
Acquisition of equity method investments	-	(2,230)
Decrease (increase) in refundable deposits	5	(26)
Releases (pledges) of restricted deposit	10	(337)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2018	2017
Cash paid for loan made to related parties	$(780)	$-
Cash received from loan made to related party	-	3,000
Income tax paid for disposal of financial assets at fair value through profit or loss	(2,187)	-
Net cash used in investing activities	(23,002)	(11,556)

Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiary	11	-
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	-	4
Acquisitions of noncontrolling interests	-	(1)
Release of restricted deposit	-	31,000
Proceeds from short-term borrowings	27,000	54,161
Repayments of short-term borrowings	(27,000)	(85,161)
Net cash provided by financing activities	11	3
Effect of foreign currency exchange rate changes on cash and cash equivalents	(23)	82
Net decrease in cash and cash equivalents	(23,543)	(7,246)
Cash and cash equivalents at beginning of period	138,023	184,452
Cash and cash equivalents at end of period	$114,480	$177,206

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended June 30,		Three Months Ended March 31,
	2018	2017	2018
Revenues	$181,365	$151,730	$162,851
Gross profit	41,794	36,174	36,597
Add: Share-based compensation – cost of revenues	12	25	12
Gross profit excluding share-based compensation	41,806	36,199	36,609
Gross margin excluding share-based compensation	23.1%	23.9%	22.5%
Operating income (loss)	500	(917)	(3,244)
Add: Share-based compensation	93	231	91
Operating income (loss) excluding share-based compensation	593	(686)	(3,153)
Add: Acquisition-related charges –intangible assets amortization	246	246	246
Operating income (loss) excluding share-based compensation and acquisition-related charges	839	(440)	(2,907)
Operating margin excluding share-based compensation and acquisition-related charges	0.5%	(0.3%)	(1.8%)
Profit (loss) attributable to Himax Technologies, Inc. stockholders	2,046	(680)	(2,829)
Add: Share-based compensation, net of tax	80	193	79
Add: Acquisition-related charges, net of tax	175	148	175
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	2,301	(339)	(2,575)
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	1.3%	(0.2%)	(1.6%)

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Six Months Ended June 30,
	2018	2017
Revenues	$344,216	$306,940
Gross profit	78,391	72,075
Add: Share-based compensation – cost of revenues	24	50
Gross profit excluding share-based compensation	78,415	72,125
Gross margin excluding share-based compensation	22.8%	23.5%
Operating income (loss)	(2,744)	681
Add: Share-based compensation	184	461
Operating income (loss) excluding share-based compensation	(2,560)	1,142
Add: Acquisition-related charges –intangible assets amortization	492	492
Operating income (loss) excluding share-based compensation and acquisition-related charges	(2,068)	1,634
Operating margin excluding share-based compensation and acquisition-related charges	(0.6%)	0.5%
Profit (loss) attributable to Himax Technologies, Inc. stockholders	(783)	536
Add: Share-based compensation, net of tax	159	387
Add: Acquisition-related charges, net of tax	350	295
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(274)	1,218
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(0.1%)	0.4%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings (Loss) Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
	Three Months Ended June 30,	Six Months Ended June 30,
	2018	2018
Diluted IFRS earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.012	($0.005)
Add: Share-based compensation per ADS	$0.000	$0.001
Add: Acquisition-related charges per ADS	$0.001	$0.002

Diluted non-IFRS earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.013	($0.002)

Numbers do not add up due to rounding

Himax Technologies, Inc.
Reconciliation of unaudited condensed consolidated statement of financial position as of June 30, 2017
(Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Assets					Assets
Current assets:					Current assets:
Cash and cash equivalents	$177,206	$-	$-	$177,206	Cash and cash equivalents
Investments in marketable securities available-for-sale	8,663	-	(8,663)	-	－	A-1
－	-	-	5,306	5,306	Financial assets at amortized cost	A-1
－	-	-	3,357	3,357	Financial assets at fair value through profit or loss	A-1
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	163,243	-	1,273	164,516	Accounts receivable, net	B
Inventories	147,680	-	-	147,680	Inventories
－	-	-	41	41	Income taxes receivable
Restricted cash, cash equivalents and marketable securities	107,201	-	-	107,201	Restricted deposit
Other receivables from related parties	4,150	-	-	4,150	Other receivable from related parties
Prepaid expenses and other current assets	12,329	-	(41)	12,288	Other current assets
Total current assets	620,472	-	1,273	621,745	Total current assets
Investment in non-marketable equity securities	12,242	-	(12,242)	-		A-2
－	-	-	10,562	10,562	Financial assets at fair value through profit or loss	A-2
－	-	-	1,680	1,680	Financial assets at fair value through other comprehensive income	A-2
Equity method investments	4,055	-	-	4,055	Equity method investments
Property, plant and equipment, net	57,813	-	(3,961)	53,852	Property, plant and equipment, net	C
Deferred tax assets	6,671	(56)	1,267	7,882	Deferred tax assets	D,F
Goodwill	28,138	-	-	28,138	Goodwill
Other intangible assets, net	2,675	-	665	3,340	Other intangible assets, net	C
Restricted marketable securities	460	-	-	460	Restricted deposit
Other assets	1,478	(90)	3,296	4,684	Other non-current assets	C,F
	113,532	(146)	1,267	114,653
Total assets	$734,004	$(146)	$2,540	$736,398	Total assets

(Continued)

Himax Technologies, Inc.
Reconciliation of unaudited condensed consolidated statement of financial position as of June 30, 2017
(Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Liabilities, Redeemable noncontrolling interest and Equity					Liabilities and Equity
Current liabilities:					Current liabilities:
Short-term debt	$107,000	$-	$-	$107,000	Short-term borrowings
Accounts payable	113,670	-	-	113,670	Accounts payable
Income taxes payable	7,778	-	526	8,304	Income taxes payable	E
Other accrued expenses and other current liabilities	71,062	-	1,273	72,335	Other current liabilities	B
Total current liabilities	299,510	-	1,799	301,309	Total current liabilities
－	-	4,678	-	4,678	Financial liability at amortized cost	A-3
－	-	(15)	1,128	1,113	Net defined benefit liabilities	F
－	-	-	1,368	1,368	Deferred tax liabilities	D
Other liabilities	3,191	-	(1,755)	1,436	Other non-current liabilities	D,E,F
	3,191	4,663	741	8,595
Total liabilities	302,701	4,663	2,540	309,904	Total liabilities
Redeemable noncontrolling interest	3,656	(3,656)	-	-	－	A-3
Equity					Equity
Himax Technologies, Inc. stockholders’ equity:					Himax Technologies, Inc. stockholders’ equity:
Ordinary shares	107,010	-	-	107,010	Ordinary shares
Additional paid-in capital	106,837	(2,924)	-	103,913	Additional paid-in capital	G
Treasury shares	(9,020)	-	-	(9,020)	Treasury shares
Accumulated other comprehensive loss	(2,041)	1,016	-	(1,025)	Accumulated other comprehensive income	F
Unappropriated retained earnings	225,312	753	-	226,065	Retained earnings
Himax Technologies, Inc. stockholders’ equity	428,098	(1,155)	-	426,943	Equity attributable to owners of Himax Technologies, Inc.	H
Noncontrolling interests	(451)	2	-	(449)	Noncontrolling interests	F
Total equity	427,647	(1,153)	-	426,494	Total equity
Total liabilities, redeemable noncontrolling interest and equity	$734,004	$(146)	$2,540	$736,398	Total liabilities and equity

(Concluded)

Himax Technologies, Inc.
Reconciliation of unaudited condensed consolidated statement of profit or loss for the three months ended June 30, 2017
(Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Revenues	$151,730	$-	$-	$151,730	Revenues

Costs and expenses:					Costs and expenses:
Cost of revenues	115,556	-	-	115,556	Cost of revenues
Research and development	27,921	2	-	27,923	Research and development	G
General and administrative	4,552	(31)	-	4,521	General and administrative	G
Sales and marketing	4,641	6	-	4,647	Sales and marketing	G
Total costs and expenses	152,670	(23)	-	152,647	Total costs and expenses

Operating loss	(940)	23	-	(917)	Operating loss

Non operating income (loss):					Non operating income (loss):
Interest income	619	-	-	619	Interest income
Gain on sale of securities, net	37	-	-	37	Changes in fair value of financial assets at fair value through profit or loss
Equity in losses of equity method investees	(697)	-	-	(697)	Share of losses of associates
Foreign currency exchange losses, net	(27)	4	-	(23)	Foreign currency exchange losses, net	F
Interest expense	(113)	(77)	-	(190)	Finance costs	A-3
Other losses, net	(41)	-	-	(41)	Other losses, net
	(222)	(73)	-	(295)
Loss before income taxes	(1,162)	(50)	-	(1,212)	Loss before income taxes
Income tax benefit	(179)	-	-	(179)	Income tax benefit	F
Net loss	(983)	(50)	-	(1,033)	Loss for the period
Net loss attributable to noncontrolling interests	354	(1)	-	353	Loss attributable to noncontrolling interests	F
Net loss attributable to Himax Technologies, Inc. stockholders	$(629)	$(51)	$-	$(680)	Loss attributable to Himax Technologies, Inc. stockholders
Basic loss per ADS attributable to Himax Technologies, Inc. stockholders	$(0.004)			$(0.004)	Basic loss per ADS attributable to Himax Technologies, Inc. stockholders
Diluted loss per ADS attributable to Himax Technologies, Inc. stockholders	$(0.004)			$(0.004)	Diluted loss per ADS attributable to Himax Technologies, Inc. stockholders
Basic Weighted Average Outstanding ADS	172,399			172,399	Basic Weighted Average Outstanding ADS
Diluted Weighted Average Outstanding ADS	172,462			172,462	Diluted Weighted Average Outstanding ADS

Himax Technologies, Inc.
Reconciliation of unaudited condensed consolidated statement of profit or loss for the six months ended June 30, 2017
(Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Revenues	$306,940	$-	$-	$306,940	Revenues

Costs and expenses:					Costs and expenses:
Cost of revenues	234,865	-	-	234,865	Cost of revenues
Research and development	53,252	4	-	53,256	Research and development	G
General and administrative	9,185	(63)	-	9,122	General and administrative	G
Sales and marketing	9,005	11	-	9,016	Sales and marketing	G
Total costs and expenses	306,307	(48)	-	306,259	Total costs and expenses

Operating income	633	48	-	681	Operating income

Non operating income (loss):					Non operating income (loss):
Interest income	1,162	-	-	1,162	Interest income
Gain on sale of securities, net	107	-	-	107	Changes in fair value of financial assets at fair value through profit or loss
Equity in losses of equity method investees	(831)	-	-	(831)	Share of losses of associates
Foreign currency exchange losses, net	(1,060)	(89)	-	(1,149)	Foreign currency exchange losses, net	F
Interest expense	(250)	(154)	-	(404)	Finance costs	A-3
Other income, net	7	-	-	7	Other income, net
	(865)	(243)	-	(1,108)
Loss before income taxes	(232)	(195)	-	(427)	Loss before income taxes
Income tax benefit	(58)	1	-	(57)	Income tax benefit	F
Net loss	(174)	(196)	-	(370)	Loss for the period
Net loss attributable to noncontrolling interests	908	(2)	-	906	Loss attributable to noncontrolling interests	F
Net income attributable to Himax Technologies, Inc. stockholders	$734	$(198)	$-	$536	Profit attributable to Himax Technologies, Inc. stockholders
Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.004			$0.003	Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.004			$0.003	Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders
Basic Weighted Average Outstanding ADS	172,399			172,399	Basic Weighted Average Outstanding ADS
Diluted Weighted Average Outstanding ADS	172,444			172,444	Diluted Weighted Average Outstanding ADS

Notes to the reconciliation of the main differences:

A) Financial instruments

Under U.S. GAAP, investment securities consist of investments in marketable securities and investments in non-marketable equity securities. All of our investments in marketable securities are classified as available-for-sale securities and are reported at fair value. Investments in non-marketable equity securities in which we do not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost.

Under IFRS, IFRS 9 Financial Instruments includes guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It is effective for annual reporting periods beginning on January 1, 2018. To better reflect the presentation of the consolidated statements of financial position as of June 30, 2018, we reclassified comparative period information as follows:

A-1)

As of June 30, 2017, we had $8,663 thousand reported as investments in marketable securities available-for-sale under U.S. GAAP, that were reclassified to financial assets at amortized cost and financial assets at fair value through profit or loss-current, at amounts of $5,306 thousand and $3,357 thousand, respectively, under IFRS.

A-2)

As of June 30, 2017, we had $12,242 thousand reported as investment in non-marketable equity securities under U.S. GAAP, that were reclassified to financial assets at fair value through profit or loss-noncurrent and financial assets at fair value through other comprehensive income at amounts of $10,562 thousand and $1,680 thousand, respectively, under IFRS.

A-3)

Under U.S. GAAP, we recognized redeemable convertible preferred shares which were issued to a non-controlling shareholder by Himax Display Inc., a consolidated subsidiary, as temporary equity. The redeemable convertible preferred shares were presented as redeemable noncontrolling interest and recognized at fair value.

Under IFRS, we recognized the above-mentioned redeemable convertible preferred shares as financial liability at amortized cost using effective interest method.

As of June 30, 2017, we had $3,656 thousand reported as redeemable noncontrolling interest under U.S. GAAP, that were reclassified to financial liability at amortized cost-noncurrent and recognized interest expense (finance costs) using effective interest method which decreased the retained earnings by $1,022 thousand. After the above adjustments, we had $4,678 thousand reported as financial liability at amortized cost-noncurrent under IFRS.

For the six months and three months ended June 30, 2017, interest expense (finance costs) was adjusted for an increase of $154 thousand and $77 thousand, respectively.

B) Allowance of sales returns and discounts

Under U.S. GAAP, allowance of sales returns and discounts were recognized as a reduction in revenue in the year the related revenue is recognized based on historical experience. The corresponding allowance of sales returns and discounts was presented as a reduction in accounts receivable.

Under IFRS, the allowance of sales returns and discounts is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions.

As of June 30, 2017, the amounts reclassified from allowance of sales returns and discounts to provisions was $1,273 thousand.

C) Property, plant and equipment, net

Under U.S. GAAP, property, plant, and equipment typically consist of software and long-lived tangible assets used to create and distribute an entity's products.

Under IFRS, property, plant and equipment are tangible items. Certain software that is not an integral part of the related hardware and prepayment for equipment not shipped to the factory are reclassified out from property, plant and equipment as they do not meet the definition of property, plant and equipment.

As of June 30, 2017, property, plant and equipment, net of $3,961 thousand were reclassified to other intangible assets, net and other non-current assets at amounts of $665 thousand and $3,296 thousand, respectively.

D) Deferred tax assets and liabilities

Under U.S. GAAP, for a particular tax-paying component of an entity and within a particular tax jurisdiction, all current / non-current deferred tax liabilities and assets are offset and presented as a single amount.

Under IFRS, deferred tax liabilities and assets are offset only if the entity has a legally enforceable right to offset current tax liabilities and assets.

As of June 30, 2017, the amounts reclassified from deferred tax assets to deferred tax liabilities was $1,267 thousand.

E) Income taxes payable

Under U.S. GAAP, income taxes payable are classified as current if cash payment is expected within 12 months; if not, the amount is classified as noncurrent.

Under IFRS, income taxes payable are classified as current unless an unconditional right to defer payment for a period greater than twelve months exists.

As of June 30, 2017, the amounts reclassified from other liabilities to income taxes payable was $526 thousand.

F) Employee benefits

Under U.S. GAAP, actuarial gains and losses arising in the period are recognized immediately in OCI and amortized from accumulated OCI into the profit or loss over the employees’ remaining service period.

Under IFRS, remeasurements of the net defined benefit liability (asset) are recognized in OCI and are not reclassified to profit or loss in a subsequent period.

As of June 30, 2017, net defined benefit assets included in other assets, net defined benefit liabilities, deferred tax assets and remeasurements of the net defined benefit liability or asset related to components of accumulated other comprehensive income were adjusted for a decrease of $90 thousand, $15 thousand, $56 thousand and an increase of $1,016 thousand, respectively.

G) Share-Based Compensation

Under U.S. GAAP, we recognized compensation expense by straight-line method and recognized excess tax benefits from share-based payments.

Under IFRS, we recognized compensation expense by graded vesting and there is no requirement of recognizing excess tax benefits under IFRS.

For the six months and three months ended June 30, 2017, operating expense for share-based compensation was adjusted for a decrease of $48 thousand and $23 thousand, respectively.

H) Reconciliation of equity attributable to Himax from U.S. GAAP to IFRS summarized below:

	June 30, 2017	Note
Equity attributable to Himax under U.S. GAAP	$428,098

Financial liability at amortized cost	(1,022)	A-3
Employee benefits	(133)	F
	(1,155)
Equity attributable to Himax under IFRS	$426,943